Exhibit 99.(d)(2)

Attachment C-1

Amended and Restated

Non-Qualified Stock Option Agreement for Employees

(for Options vesting on or after January 1, 2005 with date certain)

AirNet Communications Corporation, a Delaware corporation (the “Company”), previously granted on the <Day> day of <Month> <Year> to <Employee> (“Employee”), an option to purchase a maximum of <Total Shares> Common Shares, at the price of <Price> per share (“Option Price”). Said option has been bifurcated effective this [         day of December, 2005] to operationally comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to distinguish between options vested prior to January 1, 2005 (not subject to section 409A of the Code) and options vesting on or after January 1, 2005 (subject to section 409A of the Code). Options vesting on or after January 1, 2005 are now subject to the following terms and conditions:

1. Grant Under 1999 Equity Incentive Plan. This option is granted pursuant to and is governed by the Company’s 1999 Equity Incentive Plan (the “Plan”), as amended, and, unless the context otherwise requires, terms used herein shall have the same meaning as in the Plan. Determinations made in connection with this option pursuant to the Plan shall be governed by the Plan as it exists on this date.

2. Grant as Non-Qualified Stock Option: Other Options. This option is a non-statutory stock option and is not intended to qualify as an Incentive Stock Option under section 422 of the Code. This option is in addition to any other options heretofore or hereafter granted to the Employee by the Company, but a duplicate original of this instrument shall not effect the grant of another option.

3. Triggering Events. The Employee may exercise this option for up to «Total Shares» on the earliest of the following events (“Triggering Event”):

a.	Termination of employment for any reason, including resignation;

b.	Death;

c.	Disability (as defined below);

d.	A “change in control” (as defined below);

e.	An “unforeseeable emergency” (as defined below); and

f.	March 15, 2011 (“Date Certain”).

For purposes of this Agreement, an Employee is “disabled” if the Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

For the purposes of this Agreement, “change in control” means:

i.	the acquisition, in a single transaction or series of related transactions, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2)

of the Exchange Act (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange act) of 50% or more of either (i) the outstanding shares of common stock of the Company immediately after the consummation of such acquisition (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of directors immediately after the consummation of such acquisition (the “Outstanding Company Voting Securities”) or;

ii.	a majority members of the Company’s Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s Board of Directors prior to the date of the appointment or election; or

iii.	the approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, more than 50% of, respectively, then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; or

iv.	the approval by the shareholders of the Company of (i) a complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company.

For purposes of this Agreement, “unforeseeable emergency” means a severe financial hardship to the Employee resulting from an illness or accident of the Employee, the Employee’s spouse, or a dependent (as defined in Code section 152(a)) of the Employee, loss of the Employee’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Employee.

The amount that is vested and exercisable upon the occurrence of an Unforeseeable Emergency may not exceed the amount necessary to satisfy such emergency plus any amount necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

4. Exercise of Options. The Employee may exercise this option for up to the number of shares set forth above provided that:

a.	Upon a Triggering Event described in subparagraphs (a) – (e) of Article 3 of this Agreement, the options must be exercised prior to March 15th of the year following the Triggering Event. If such options are not exercised prior to March 15th of the year following the Triggering Event, such options will expire.

b.	Upon a Triggering Event described in subparagraph (f) of Article 3 of this Agreement, the options must be exercised provided, however, that options may be exercised and paid out after the Date Certain if it is not administratively feasible to exercise and pay out such amount on the Date Certain, but such options must be exercised no later than 10 days following the Date Certain. If such options are not exercised prior to 10 days following the Date Certain, such options will expire.

5. Death. If the Employee dies while in the employ of the Company, this option may be exercised, to the extent of the number of shares with respect to which the Employee could have exercised it on the date of his death, by his estate, personal representative or beneficiary to whom this option has been assigned pursuant to Article 9, subject to the exercise timing requirements to exercise the option in Article 4.

6. Partial Exercise. Exercise of this option up to the extent above stated may be made in part at any time and from time to time within the above limits.

7. Payment of Option Price. Payment of the purchase price for options exercised by the Employee shall be made: (i) in United States dollars in cash or by check, (ii) with the consent of the Company, through delivery of shares of Common Stock having a fair market value as of the date of the exercise equal to the cash exercise price of the options, (iii) any other form of payment acceptable to the Company, or (iv) any combination of subparagraphs 7(i), 7(ii) and 7(iii).

8. Agreement to Purchase for Investment. By acceptance of this option, the Employee agrees that a purchase of shares under this option will not be made with a view to their distribution, as that term is used in the Securities Act of 1933, as amended, unless in the opinion of counsel to the Company such distribution is in compliance with or exempt from the registration and prospectus requirements of that Act, and the Employee agrees to sign a certificate to such effect at the time of exercising this option and agrees that the certificate for the shares so purchased may be inscribed with a legend to ensure compliance with the Securities Act of 1933.

9. Method of Exercising Option. Subject to the terms and conditions of this Agreement, this option may be exercised by prior written notice to the Company, at the principal executive office of the Company, or to such transfer agent as the Company shall designate. Such notice shall state the election to exercise this option and the number of shares in respect of which it is being exercised and shall be signed by the person or persons so exercising this option. Such notice shall be accompanied by payment of the full purchase price of such shares, and the Company shall deliver a certificate or certificates representing such shares as soon as practicable after the notice shall be received. The certificate or certificates for the shares as to which this option shall have been so exercised shall be registered in the name of the person or persons so exercising this option (or, if this option shall be exercised by the Employee and if the Employee shall so request in the notice exercising this option, shall be registered in the name of the Employee and another person jointly, with right of survivorship) and shall be delivered as provided above to or upon the written order of the person or persons exercising this option. In the event this option shall be exercised, pursuant to Article 4 hereof, by any person or persons other than the Employee, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise this option. All shares that shall be purchased upon the exercise of this option as provided herein shall be fully paid and non-assessable.

10. Option Not Transferable. This option is not transferable or assignable except by will or by the laws of descent and distribution. During the Employee’s lifetime only the Employee can exercise this option.

11. No Obligation to Exercise Option. The grant and acceptance of this option imposes no obligation on the Employee to exercise it.

12. No Rights as Stockholder until Exercise. The Employee shall have no rights as a stockholder with respect to shares subject to this Agreement until a stock certificate therefor has been issued to the Employee and is fully paid for. Except as is expressly provided in the Plan with respect to certain changes in the capitalization of the Company, no adjustment shall be made for dividends or similar rights for which the record date is prior to the date such stock certificate is issued.

13. Withholding Taxes. The Employee hereby agrees that the Company may withhold from the Employee’s wages the appropriate amount of federal, state and local withholding taxes attributable to this Non-Qualified Stock Option. At the Company’s discretion, the amount required to be withheld may be withheld in cash from such wages, or (with respect to compensation income attributable to the exercise of this option) in kind from the Common Shares otherwise deliverable to the Employee on exercise of this option. The Employee further agrees that, if the Company does not withhold an amount from the Employee’s wages sufficient to satisfy the Company’s withholding obligation, the Employee will reimburse the Company on demand, in cash, for the amount under withheld.

14. Lock-up Agreement. The Employee agrees that the Employee will not, for a period of at least ninety (90) days following the effective date of the Company’s distribution of securities in an underwritten public offering to the general public pursuant to a registration statement filed with the Securities and Exchange Commission, directly or indirectly, sell, offer to sell or otherwise dispose of the shares purchased upon the exercise of the options granted hereunder other than any such shares which are included in such public offering.

15. Section 409A Compliance. This Agreement represents an amendment and restatement of a prior option granted to <<Employee Name>> on the <Day> day of <Month> <Year> and is a bifurcation in operational compliance with Code section 409A for stock options vesting on or after January 1, 2005. This Agreement is not a grant of new options to the Employee.

16. Provision of Documentation to Employee. By signing this Agreement the Employee acknowledges receipt of a copy of this Agreement and a copy of the Plan.

17. Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Delaware.

IN WITNESS WHEREOF, the Company and the Employee have caused this instrument to be executed as of the day and year first above written, and the Employee whose signature appears below acknowledges receipt of a copy of the Plan and acceptance of an original copy of this Agreement.

<Employee>	AIRNET COMMUNICATIONS CORPORATION

By:
Employee Signature		Glenn Ehley
President & CEO

Grant Approved by the full Board of Directors on the          day of                  2005.

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